

December 21, 2011

<u>Via E-mail</u>
Damian Georgino
Chief Legal Officer
Heckmann Corporation
300 Cherrington Parkway
Suite 200
Coraopolis, PA 15108

> **Re: Heckmann Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 8, 2011**
> **File No. 333-177343**

Dear Mr. Georgino:

We have reviewed your response letter dated December 8, 2011 as well as your amended registration statement and have the following additional comments. We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Item 22. Undertakings, page II-1

1.   We note your response to comment 2 in our letter dated November 10, 2011, and re-issue such comment. In that regard, we note that you have not included the undertakings required by Item 22(b) – (c) of Form S-4. Please revise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Ms. Eulalia M. Mack